

June 8, 2006

Mail Stop 7010

By U.S. Mail and facsimile to 420 29-657-8199

Nicolas Lavaud
President
ITonis Inc.
Klimentska 10
110 00 Prague 1, Czech Republic

> **Re:** **ITonis Inc.**
> **Form SB-2**
> **Filed May 11, 2006**
> **File No. 333-134032**

Dear Mr. Lavaud:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please highlight your cross-reference to your Risk Factors disclosure beginning on page 9. See Regulation S-B, Item 501(a)(5).

Summary, page 1

2. We note your discussion under "Our Business" contains a lengthy description of the company's products and business strategy, while virtually identical disclosure appears later in your prospectus on pages 27-29. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

Risk Factors, page 6
As we are a start-up company in the development stage . . ., page 7

3. Please expand your discussion under this risk factor to explain what "difficulties normally encountered in developing and commercializing new software solutions" are and how these specifically apply to your development of the ITonis video solution.

We could lose our competitive advantages if we are not able to protect any proprietary information . . ., page 9

4. We note your statement that there is a risk that competitors may allege that your use of the mark "ITonis" is a breach of a trademark or other intellectual property right. Please disclose the basis for your belief. We similarly note disclosure in the third paragraph under this risk factor heading discussing the intellectual property rights of third-parties generally. Risks that are purely speculative or of a nature that could conceivably apply to any issuer should be deleted.

5. Please clarify the extent to which you have trade secret and copyright protection for your software.

Use of Proceeds, page 12

6. Please disclose with quantification how you used or intend to use the proceeds you received from the sales of your securities to the selling security holders.

Nicolas Lavaud
ITonis Inc.
June 8, 2006
Page 3

Selling Stockholders, page 13

7. Please indicate by footnote or otherwise the private placement in which each
    selling shareholder acquired his or her shares.

Sales Pursuant to Rule 144, page 18

8. You state that any of the shares offered by the prospectus may be sold under
    Rule 144; however, it does not appear that the holding period required for
    restricted securities under Rule 144 would be met for the shares in your three
    recent private placements. Please elaborate on the requirements of Rule 144
    such that investors will understand the conditions, including the holding
    period, for resales under this rule.

Directors, Executive Officers, Promoters and Control Persons, page 19

9. Please revise to state how many hours per week your officers and significant
    employees devote to your affairs. We note, for instance, that ITonis
    "outsourced its director Nicolas Lavaud to Xeris" during the first quarter of
    2006.

10. Please revise to specify how Michal Benes "contributed to development in
    C++ and Java" and how Martin Cizek "contributed to development in Java."

Security Ownership of Certain Beneficial Owners and Management, page 22

11. We note disclosure on page 52 that pursuant to their agreements with Onyx
    Trading, Messrs. Lavaud, Kral, and Bucinsky retain rights to their shares only
    when they remain your employees for two years following their agreement
    with Onyx. In addition, it appears that Mr. Lavaud is still employed by
    Onyx's subsidiary, Xeris. Accordingly, it appears that Onyx may retain or
    share beneficial ownership of the shares it provided as a performance
    incentive pursuant to the agreement dated November 24, 2005. Please revise
    as necessary to ensure that all shares beneficially owned by Onyx are reflected
    in the table.

Our Business Model, page 37

12. Please update your prospectus regarding your joint proposal to an Internet
    service provider in the Czech Republic as events warrant.

Key Competitors, page 44

13. We note your discussion of your "main competitors." Please expand your disclosure to discuss your relative competitive position and the methods of competition within the industry. Refer to Item 101(b)(4) of Regulation S-B. In addition, please tell us whether these competitors have developed Internet-based on-demand video solutions that have been brought to market. To the extent that these competitors have established a market for these services and are active participants within such market, it may not be appropriate to name these entities in your registration statement when your product is currently in its development stage and you have not yet derived any revenues. Please remove the names of these competitors or tell us why you believe that including the names at this time is appropriate.

14. We note that you give the websites of your competitors. Please clarify, if true, that the information on these websites does not form any part of this prospectus. Alternatively, delete the website addresses.

Where You Can Find More Information, page 58

15. Please note that the current address for the SEC's public reference is now 100 F Street, N.E., Washington, DC 20549.

Management's Discussion and Analysis or Plan of Operations, page 46
Plan of Operations, page 46

16. We note disclosure that you anticipate spending approximately $40,000 in completing the filing of this registration statement, while in your Summary and Plan of Distribution sections you state that anticipated expenditures are $53,000. Please revise your offering expenses and planned expenditures over the next twelve months as necessary.

17. We note disclosure on page 51 that you anticipate accruing $360,000 under your agreement with Nordic IPTV. Please disclose that your calculation of additional funds needed to carry out your plan of operations for the next twelve months excludes this anticipated accrual.

18. Please tell us the basis for your determination that you have enough cash on hand to finance your plan of operations over the next five months.

Market for Common Equity and Related Stockholder Matters, page 54

19. Please revise to clarify that to be listed on the OTCBB, a market maker must seek quotation of your securities. Please also disclose whether you currently

have any arrangements with market makers to seek quotation.

Financial Statements, page 57
Auditors

20. We note that your auditors are located in Canada. As of November 30, 2005 and February 28, 2006, we also note that all of your assets and operations are located in either the United States or the Czech Republic. In light of this fact, please tell us why you engaged an auditor located in Canada to serve as your principal auditor. Please tell us how the audits of your operations in the United States and the Czech Republic were conducted. For example, did your current auditor travel to the United States and the Czech Republic to conduct the audit or was another audit firm involved? If another audit firm was involved, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Finally, please tell us whether you plan to continue to use your current auditor in the future in light of the location of your operations.

Consolidated Statement of Operations From Incorporation to November 30, 2005 and For the Three Months Ended February 28, 2006

21. We note that you have presented the $1 million related to the write-off of the software and the $1.5 million for the intellectual property you acquired as a non-operating expense. Given the nature of your operations, please revise to present these costs within your results of operations.

Note 4 – Software Costs

22. We note that you have valued the TV Everywhere Technology you acquired from Onyx based on the fair value of the 20,000,000 common shares you issued to acquire the technology. We also note that this transaction resulted in Onyx owning approximately 64% of your company. We therefore believe that you should account for the acquisition of the TV Everywhere Technology in accordance with SAB Topic 5G. That is, the technology should be recorded at Onyx's historical cost since Onyx has retained a substantial indirect interest in the technology that was transferred.

Note 9 - Subsequent Events

23. We note from your disclosure relating to the two-year consulting service agreement that you agreed to pay an agent the greater of 40% of net profits or $30,000 per month. This disclosure does not appear consistent with your disclosures on page 26, 46 and in other locations in your filing. Please advise

or revise your disclosures accordingly.

Part II, page 59
Item 28. Undertakings, page 65

24. Please revise the proviso appearing following paragraph (c) of your first undertaking to comport with Item 512 of Regulation S-B. Specifically, such exclusions are only applicable if the registration statement is on Form S-3 or S-8. Please also note that the information contained in such periodic reports must be incorporated by reference in the applicable registration statement.

Signatures

25. Please revise your signature page to indicate the individual serving as controller or principal accounting officer. See Instruction 1 to the signature requirement of Form SB-2.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael H. Taylor, Esq. (*via facsimile* 604/685-7084)
        Lang Michener LLP
        1500 Royal Centre
        1055 West Georgia Street
        Vancouver, British Columbia V6E 4N7